October 15, 2024

Gregory S. Marcus
President and Chief Executive Officer
Marcus Corp
111 East Kilbourn Avenue, Suite 1200
Milwaukee, Wisconsin 53202

       Re: Marcus Corp
           Registration Statement on Form S-3
           Filed October 7, 2024
           File No. 333-282521
Dear Gregory S. Marcus:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Garrett F. Bishop